Mr H Roger Schwall
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, NW, Stop 7010
WASHINGTON, DC, 20549
3 November 2005
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2004
File No. 0-26860
Set forth below are the responses of Lihir Gold Limited (“Lihir” or the “Company”) to numbered comments 1 through 30 in the letter from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission dated September 23, 2005 regarding the above-referenced materials.
The Staff’s comments are indicated in bold, and are immediately followed by the Company’s responses thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.
Overview, page 17
1.	We note your disclosure that indicates production will drop after the mining period to approximately 300,000 ounces per year. Please clarify to us how you arrived at this estimate. We note that the estimated contained ounces in your stockpiles are 3.3 million ounces and the stockpile processing period is estimated to exceed 20 years.
Response:
We propose to expand our disclosure under the section Mining General (page 17 and 18) to include the following as paragraph 3:
Economic grade material will be stockpiled during the life of the mining operation reaching maximum levels of about 118 million tonnes in 2019, and consists of mostly lower grade economic stockpile material at an average grade of 2.4g/t. After applying recoveries of approximately 85%-87% based on current operating practices, production averages approximately 300,000 ozs per annum during the post-mining processing period commencing in 2021. The ultimate amount of material stockpiled and processed may vary depending on

Mr H Roger Schwall
3 November 2005
future cut-off grades policies adopted, error estimation inherent with proven and probable reserves categories and overall contained final sulphur of long term stockpiles.
Further to the above, we propose to revise the section Mining Production Scheduling (page 18, paragraph 2) as follows:
At the end of the mining period, the various stockpiles are expected to contain approximately 118 million tonnes of material averaging around 2.4 g Au/t.
Reserve Estimates, page 28
2.	Please expand your reserve disclosure to provide additional information concerning your stockpiles. Specifically, provide a breakdown of tons, average grade and contained ounces by low, medium and high grade categories.
Response:
We propose to expand the table under the section Reserves Estimates (page 28) to include the following breakdown of our stockpiles:

	Reserve		Average	Contained
	Category	Tonnes	grade	Ounces
		(In millions)	(g Au/t)	(millions)
Economic Stockpiled Ore

	High Grade	0.4	4.31	<0.1

	Medium Grade	2.8	3.47	0.3

	Low Grade	35.5	2.57	2.9

	Total Stockpiled Proven	38.7	2.66	3.3

Item 15. Controls and Procedures
3.	We note that the language in Item 15, controls and procedures, does not appear in accordance with Item 307 of Regulation S-K or SEC Release No. 33-8238. For example,

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Mr H Roger Schwall
3 November 2005
your evaluation of disclosure controls should specifically indicate that your evaluation occurred as of the end of the period. Please revise your disclosure accordingly, if true.
Response:
Item 15 states that the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures for its fiscal year 2004. Item 15 further states, as required by Item 307 of Regulation S-K and SEC Release No. 33-8238, that, based on this review, “the Company’s management, including the CEO and CFO, concluded that Lihir’s disclosure controls and procedures were effective as of December 31, 2004” (emphasis added). The Company does not believe that Item 307 of Regulation S-K and SEC Release No. 33-8238 require management’s evaluation of disclosure controls and procedures to occur on a specific date. Management’s conclusion as to the effectiveness of disclosure controls and procedures must be as of the end of the fiscal year, but the timing of the evaluation itself is flexible. In the regard, the Company notes that footnote 97 to SEC Release No. 33-8238 states that, “[t]he final rule amendments do not require that the evaluation take place on the last day of the period, but that the statement of effectiveness of the issuer’s disclosure controls and internal control over financial reporting be as of the end of the period”. As the Company has complied with this guidance in its 2004 20-F, the Company does not believe that any amendment should be required.
Financial Statements
Statement of Cash Flows, page F-5
4.	We note that your presentation of operating cash flows aggregates operating cash flows, such as those described in paragraph 14 of IAS 7, into general captions of “Receipts from operating activities” and “Payments arising from operating activities”. Based on your business operations it may be helpful to expand your line item classes under your caption of operating cash flows into more meaningful classifications for instance cash payments for services, cash payments related to production (deferred mining costs), and cash payments to employees to enhance investor understanding.
Response:
We propose to expand our disclosure in the Statement of Cash Flows (page F-5) as follows:
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Mr H Roger Schwall
3 November 2005
LIHIR GOLD LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002

	Note	2004	2003	2002
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES

Cash receipts from customers		248,391	205,851	199,201
Cash payments for consumables and supplies		(102,456)	(81,208)	(74,232)
Cash payments for services		(39,159)	(44,152)	(33,878)
Cash payments in relation to employees		(27,022)	(21,528)	(17,277)
Cash payments for mining activities		(14,262)	(9,696)	(10,119)
Cash payments for processing activities		(10,188)	(8,307)	(7,128)
Cash payments for power generation		(1,397)	(1,061)	(1,175)
Cash payments for other operating activities		(25,741)	(21,228)	(30,179)
Interest received		3,512	983	1,015
Interest and finance charges paid to third parties		(1,327)	(2,949)	(3,411)
Net cash flows from operating activities	8	30,351	16,705	22,817
Note 1: Statement of Significant Accounting Policies, page F-6
Mine Properties, page F-6
5.	We note that you are using proven and probable reserves as your base for amortisation of capitalised mine costs. Please clarify to us and in your disclosure whether the base is represented by total proven and probable reserves or developed proven and probable reserves.
Response:
We propose to expand our disclosure on Mine Properties (page F-6 and F-7) as follows:
Depreciation and amortisation of mine costs is determined using total proven and probable reserves. Total proven and probable reserves are used as the existing plant, infrastructure and other mining properties will be used in the development of all of the Company’s proven and probable reserves. No future costs have been included in the depreciable base.
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Mr H Roger Schwall
3 November 2005
6.	We note that you use the units of production method to amortize a portion of your capital assets. Expand your disclosure to clarify when a unit is considered to be “produced” to trigger recording depreciation, depletion and amortisation expense. Note that for U.S. GAAP purposes, an item is considered to be “produced” for purposes of calculating your depreciation, depletion and amortisation at the time it is physically removed from the mine. These costs should then be classified as inventory and subject to inventory valuation in accordance with ARB 43 for US GAAP. Note that this was addressed in a discussion of stockpiled inventory at the Appendix to November 25, 2002 International Practices Task Force meeting. Highlights for this meeting can be located at: http://www.aicpa.org/download/belt/2002 11 25.pdf. If you require additional clarification, please contact us at your convenience.
Response:
We propose to expand our disclosure on Mine Properties (page F-6 and F-7) as follows:
Amortisation of costs is provided for using the units-of-production method. The units-of-production basis results in an amortisation charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold dorè.
We supplementally advise this is consistent with ARB 43.
Deferred Mining Costs, page F-7
7.	Please expand your disclosures within your significant accounting policies to address the following regarding your deferred mining costs.
•	Disclose how you evaluate deferred stripping costs for impairment.
Response:
We propose to expand our disclosure on Deferred Mining Costs (page F-7) as follows:
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Mr H Roger Schwall
3 November 2005
Impairment testing of deferred mining costs is considered together with the assessment of the recoverable amount of the Company’s cash generating unit (CGU) as it is not appropriate to determine the recoverable amount of deferred mining costs in isolation of the Company’s other mining assets. As indicated in Note 1 (x), consistent with prior years, the Company’s CGU comprises mine properties and deferred mining costs. The recoverable amount of the CGU is determined at each balance date where there is an indication that the assets may be impaired.
•	Disclose the waste ratios used for each income statement period as well as the actual ratios incurred for each period presented. In addition, please quantify the deferred assets attributable to each pit.
Response:
We propose to expand our disclosure in Note 11: Deferred Mining Costs (page F-18) as follows:
The following table reflects the ratios associated with the calculation of deferred mining costs for the reporting periods
Deferred Mining Costs

		Ratio	Actual	Opening			Ending
		Used	Ratio	balance	Deferred	Expensed	balance
				US$ 000	US$ 000	US$ 000	US$ 000
Minifie

Phase 3	2002	1.29	0.20	862	81	926	17
Phase 3	2003	0.51	25.00	17	148	165	0
Phase 4	2002	2.74	3.25	16,439	5,296	1,398	20,337
Phase 4	2003	3.47	0.88	20,337	0	17,534	2,803
Pit	2004	2.59	0.41	2,803	7,903	10,706	0

Lienetz

Phase 5	2002	5.88	88.33	0	1,551	0	1,551
Phase 5	2003	5.37	189.38	1,551	24,714	0	26,265
Pit	2004	4.84	11.86	26,265	68,750	28,082	66,933
The stripping ratio throughout the mine-life of a pit will normally differ from the pit’s average stripping ratio on a year-to-year basis as, once the initial pre-production development is
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Mr H Roger Schwall
3 November 2005
completed and ore is exposed, the waste required to be removed before ore is exposed decreases progressively with ore-body depth. As a result, the actual stripping ratio during the pre-production and early productive life of a pit is high, resulting in stripping ratios being greater than the average. As mining nears completion for a pit, the result is usually a much lower stripping ratio than the average. Accordingly the difference between the actual and average stripping ratio for any year normally reflects the position in the mines life cycle. An exception to this is noted in the above table which shows a high actual ratio for mining in Minifie Phase 3 in 2003 that resulted from a highwall failure that required extra waste material to be moved.
•	Explicitly state that the accounting for stripping costs smoothes the cost of waste-rock removal over the life of the mine.
Response:
We propose to expand our disclosure on Deferred Mining Costs (page F-7) as follows:
Stripping costs have the effect of smoothing the cost of waste-rock removal over the life of the mine, to better align the cost of stripping with the associated future benefit expected from the ore that is accessed.
•	Disclose the year that the deferred costs and credits are expected to be fully amortised.
Response:
We propose to expand our disclosure on Deferred Mining Costs (page F-7) as follows:
This will result in deferred mining costs being fully amortised by the end of the mining and process phase of the operation.
•	Disclose the amount of deferred stripping costs or credits amortised for each period presented.
Response:
We supplementally advise that the deferred stripping costs that is amortised to income is disclosed for each period presented in Note 6 (page F-15) as well as in the response above.
•	Disclose that there is mixed accounting practice among industry participants in this area and that some mining companies expense waste removal costs as incurred, which results in greater volatility reflected in the results of operations from period to period.
Response:
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Mr H Roger Schwall
3 November 2005
We propose to expand our disclosure on Deferred Mining Costs (page F-7) as follows:
As there is currently no authoritative pronouncement under IFRS relating to the accounting for deferred stripping costs, the accounting practices among industry participants in this area is mixed. For example, some mining companies expense waste removal costs as incurred, which results in greater volatility in the results of operations from period to period. In our view, the practice adopted by the Company best reflects the risk and reward measures of the mine.
•	If you have included deferred stripping costs in your determination of investing cash flows, for U.S. GAAP purposes we believe you should revise your consolidated statements of cash flows to report the cash activity associated with deferred stripping as a component of operating cash flows. Please refer to Appendix A of the November 2002 International Practices Task Force Meeting Highlights.
Response:
We supplementally advise that the Company has not treated the cash activity associated with deferred stripping as an investing cash flow but as a component of operating cash flows. Please refer to Note 8 (page F-16),
•	Add discussion in your operating and financial review and prospects to identify changes in this ratio from period to period, explain why the changes occurred and the impact to your financial results.
Response:
We supplementally advise that the Company’s method of deferring mining costs is subject to changes emanating from a change in the Ore Reserves. For the existing pits, it is likely that an increase in ore reserves would result in a decrease in strip ratio as some of the material contained in the pit would be stockpiled as economic grade ore rather than being dumped as waste. Similarly the reverse is likely. For new reserves in other than the existing pits, no prediction can be made on likely strip ratios or changes thereto.
•	Modify your disclosure to indicate the amount of deferred stripping costs that relate to the pre production period and those that relate to the period since production commenced.
Response:
We propose to expand our disclosure on Deferred Mining Costs (page F-7) as follows:
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Mr H Roger Schwall
3 November 2005
Of the December 31, 2004, 2003 and 2002 balances of US$66.9 million, US$29.1 million and US$21.9 million, an amount of US$26.3 million, US$26.3 million and US$nil, respectively, represents deferred mining costs related to pre-production periods. The balance of the expenditure is incurred during 2004 whilst the mining operations continued to transition from the Minifie pit to the higher grade benches in the Lienetz pit and requires further analysis to determine whether the costs relate to the pre-production or the post production phase of the Lienetz pit..
8.	Tell us why you believe that deferred stripping costs incurred in either the pre or post production period represent assets in accordance with IFRS.
Response:
We supplementally advise the following:
There is no International Financial Reporting Standard (IFRS) that specifically deals with deferred stripping costs and therefore accounting for deferred stripping costs for IFRS purposes relies on the “Framework for the Presentation of Financial Statements” (framework) which establishes the criteria for recognising an asset, and as permitted under IAS 8.12, takes into consideration accepted industry practices.
The framework states that an asset should be recognized if it can be measured reliably and it is expected to provide future economic benefits to the entity. The Company believes that the capitalization of deferred stripping costs is consistent with this requirement and is a long established, understood and accepted mining industry practice. Capitalizing these costs prior to production reflects their nature as a development cost that is expected to result in future benefits from the mining of ore. Similarly, stripping costs incurred during the production phase represent continuous development of the mine as it allows further access to additional sources of reserves as waste and reserves are extracted from the mine.
9.	Tell us whether your stripping costs are being recorded as a component of inventory at any point in the earnings process. In addition, please clarify to us your accounting for deferred stripping in periods where the waste to ore ratio is less than average. It appears from your disclosure that such amounts are being expensed directly rather than first being recognised as a component of inventory.
Response:
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Mr H Roger Schwall
3 November 2005
We supplementally advise the following:
As ore is mined the capitalised deferred mining costs are transferred to inventory being attributed to stockpiles based upon the waste to ore strip ratio applicable to each pit. Those costs are further apportioned to either high grade or economic grade stockpiles based upon ounces contained within the ore produced.
Upon processing of inventory stockpiles, costs of these stockpiles are apportioned in sequence to work in progress during processing, to finished goods, and ultimately cost of sales reducing costs deferred and transferred to inventories. Accordingly, stripping costs are being expensed after first being recognized as a component of inventory.
This accounting process is the same in periods where the waste to ore ratio is less than average.
10.	Tell us why you believe your change from a phase basis to a pit basis of accounting for stripping costs is preferable under both IFRS and U.S. GAAP. Tell us why you believe this change is consistent with the componentization concept of IAS 16.
Response:
We supplementally advise the following:
The phase basis is one attribution model that results in a systematic and rational method of attribution but is not necessarily the best attribution model in all circumstances. In Lihir’s case, the Lihir mine has essentially three pits, the Minifie pit which was largely depleted in 2004, the Lienetz pit which is the Company’s new current pit, and the third pit is Kapit, which is not expected to be mined until approximately 2013. All three pits have substantially different characteristics.
The change to a pit basis of accounting for stripping costs was introduced in 2004 after substantial depletion of the Minifie pit and before mining of the new current pit and was considered preferable because it reflects a more appropriate and reliable attribution model for the new current pit. Because of the geological conditions and formation of the new current pit, an attribution model based on the phase basis would not have appropriately matched the related costs of accessing the phase with the future benefits expected from the extraction of
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Mr H Roger Schwall
3 November 2005
ore from the ore body further down in the pit. This is because access to the phase is necessary for access to future ore reserves in the whole pit, not just the immediate phase being mined.
The Lienetz ore body is a much deeper pit than Minifie and requires significant pre-stripping to access the ore. Access in all of the phases will benefit access to ore that will be extracted in subsequent phases. In other words, it would be inappropriate to attribute the costs of accessing one phase to only the ore in that phase as the Company cannot specifically attribute to specific gold reserves and not others within the same pit. Consequently, there is a greater amount of mining costs expected to be incurred earlier in the pit life to benefit future operations and production. If the Company continued to defer these costs by applying a strip ratio on a phase basis, this would not result in an appropriate recognition of the future benefits to be derived from future production. A strip ratio on a pit basis achieves this and the cost of stripping in any period will be better reflective of the average stripping rates for the orebody as a whole.
In summary, the Company considers the pit basis as preferable, because the change in basis relates to a new pit which has its own mining conditions and these conditions support a change in the attribution model, the use of a life of mine ratio or pit ratio is a well understood principle that facilitates comparability with other companies in the mining industry, and the pit approach more accurately links the costs of deferring waste to the revenues to which they relate.
Accordingly, by applying a pit basis of accounting, the Company believes that this basis better reflects the conceptual framework relating to asset recognition under both IFRS and US GAAP, and is also consistent with the componentization concept of IAS 16.
Mine buildings, plant and equipment, page F-8
11.	We note your disclosure regarding your depreciation policy suggesting that 90% of your plant and equipment is depreciated over 40 years on the units of production method. Please clarify whether any of your assets are being depreciated over a longer period than their estimated useful life.
Response:
We supplementally advise the following:
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Mr H Roger Schwall
3 November 2005
The Company confirms that no assets are being depreciated over a period longer than their estimated economic useful life.
We also propose that the fifth paragraph on page F-8 of the Form 20-F is expanded as follows:
Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of mine is expected to be approximately 36 years. Assets which have an estimated useful life that is shorter than the 36 year total production period are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Company’s mining fleet, equipment and other similar assets. Certain assets, such as the Company’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine and total production period, are depreciated over that period on a units-of-production basis.
12.	The economic lives of your assets and your related amortisation and depletion policies are unclear to us. It appears your mining activities will cease in approximately 16 years and an additional 20 years of stockpile processing will occur thereafter. Your disclosure indicates a remaining life of mine of approximately 40 years. Please clarify to us and in your document, what assets if any are being amortised over the remaining mining period as well as those that are being amortised over the approximate 40 year total production period.
Response:
We propose to expand our disclosure on Mine buildings, plant and equipment (page F-8) within the response to Comment 11.
Inventories, page F-8
13.	Please clarify to us how you are attributing depreciation and amortisation to inventory.
Response:
We supplementally advise the following:
Depreciation and amortisation of assets specifically used in the extraction of ore is allocated to either stockpiles and deferred mining costs based on depreciation costs per tonne. For
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Mr H Roger Schwall
3 November 2005
production processes, depreciation and amortisation of assets specifically used in the processing of ore are allocated to work in progress and finished goods inventory based upon depreciation costs per contained ounces of ore produced for the period.
Impairment of assets, page F-9
14.	Please disclose your property, plant and equipment asset revaluation accounting policy. Refer to paragraph 31 to 42 of IAS 16.
Response:
We propose to expand our disclosure on Mine buildings, plant and equipment (page F-8) as follows:
The Company applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Company’s asset measurement policy and that property, plant and equipment are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses.
15.	We note your impairment recovery which contributed approximately 62% to your net income for fiscal year 2004. Although you have generally described your valuation method, certain assumptions such as adjustments to your life of mine and reserves, remain unclear. Please provide us with an analysis of your changes in critical assumptions that support your impairment reversal and demonstrate how those assumptions are reasonable.
Response:
We supplementally advise the following:
The Company first recognized an impairment loss to mine properties and deferred mining costs in 1999 of US$237 million and subsequently in 2000 of US$121 million, giving rise to a cumulative impairment loss of US$358 million. These losses were largely attributed to the low gold price environment, where the gold price used in the Company’s impairment assessment were US$325/oz and US$300/oz respectively. In 2004, following a marked change in the gold price environment and improvements in the Company’s operations, the Company re-assessed its critical assumptions underlying its impairment assessment.
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Mr H Roger Schwall
3 November 2005
The key changes to the Company’s critical assumptions in 2004 included:
•	A revision to the gold price to US$380/oz. This represents a US$40/oz increase on the Company’s 2003 assumptions, and an US$80/oz and US$55/oz increase on the price assumption used in 2000 and 1999 respectively. As set out in Comment 17 below, the Company believes its price assumptions are reasonable and supportable.

•	The ore reserves used in the Company’s impairment calculations are based on the Company’s 31 December 2003 reserves statement, which confirms proved and probable reserves of 17.5 million ounces (2002: 14.3 million ounces). At the time of the Company’s initial impairment loss in 1999, reserves were only 11.2 million ounces. This increase in reserves and the increase in the gold price assumption together, had a significant positive affect on the Company’s expected future cash flows, and consequently, the Company’s value in use. In the event that no increase in gold price in 2004 had occurred approximately $56.6 million of the $205.7 million reversal would have impacted the Company’s income statement.

•	In addition to the improved cash flows in the Company, the revisions in the foregoing assumptions resulted in the 2004 reversal of prior year impairment losses to mine properties and deferred mining costs of US$205.7 million, representing the total amount permitted to be reversed under IFRS. Please note that under IAS 36, the impairment write-back is limited to the amount that would have been the written down value of the assets had there been no impairment.
The critical assumptions used in the impairment assessment were based on extensive and rigorous analysis conducted by the Company, including consideration of assessments of proved and probable reserves conducted by competent persons, including the Company’s Chief Geologist and Chief Mining Engineer, independent reviews conducted by Rio Tinto Technical Services, and other mine financial and operational assessments conducted by the independent mine consultants, SRK Consulting.
16.	We note your recoverability testing that compares your carrying amounts to the value in use amount. Please tell us how your value in use amounts compare to fair value as required by paragraph 7 of SFAS 144 for U.S. GAAP. Tell us and disclose if material, the amount of any U.S. GAAP difference that results from these two values.
Response:
We supplementally advise the following:
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Mr H Roger Schwall
3 November 2005
The value in use amounts determined under IFRS are the same as the fair value amounts as determined under SFAS 144. Value in use is the net present value of cash flows expected to be realised from the asset, assessed based on the current condition of the asset. Value in use was calculated by discounting future net cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Paragraph 23 of SFAS 144 provides that a present value technique is often the best available valuation technique with which to estimate the fair value of a long-lived asset. The Company has determined fair value under U.S. GAAP using the traditional present value method. Accordingly, there is no difference between value in use as determined under IFRS and fair value as determined under U.S. GAAP.
17.	We note your assumption of gold price of $380 per ounce in your impairment analysis. Please tell us why you believe this price is appropriate. We note from your hedging portfolio disclosures that your gold price realisation for substantial amounts of your future production is an average of approximately $330 per ounce. We also note your use of $380 per ounce for reserve determination. Please explain to what extent if any, you have considered your hedges in your price assumptions for both impairment and reserve determinations.
Response:
We supplementally advise the following:
In general, the gold price assumption used by the Company is determined after consideration of numerous factors, including the current spot price of gold, recent trends in gold prices, views of price drivers and the market sentiments on gold prices including long-term gold price assumptions used by peers that report mid-year. As a final check, the Company benchmarked the long-term gold price estimate against other companies in the industry and a global gold price survey of gold companies issued in mid-December 2004. Recent gold price averages over 2-3 years were also considered.
While no single approach covers all circumstances the three year weighted average provides a sound starting point giving stronger recognition to more recent data, but after discounting the current price to eliminate any potential short-term volatility.
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Mr H Roger Schwall
3 November 2005
     The following is a summary of factors considered:

	2003	2004
Average spot price for the month of December	$407	$442
Year-end spot price for December 31	$416	$435
3 year weighted average	$338	$384
Bank/Analyst long-term forecasts	$350	$358	(Oct)
Global Gold Price Survey	$347	$375
Continuing weakness in the US dollar to Euro	1.2557	1.3644
Rising trend for the last four years	+31%	+47%
Taking all these factors into account, the Company considers that a long-term gold price assumption of US$380 is reasonable and supportable.
We also respectfully advise that the gold price used for impairment and reserves purposes is based on the Company’s best estimate of the gold price that is reasonable and supportable. Hedged prices or the cash flows from derivative financial instruments that are being used to hedge future revenues are not taken into account in determining future cash flows in accordance with IFRS and FAS 133 paragraph 34. This is to avoid double counting of the Company’s derivative financial instruments recognized on the Company’s balance sheet.
Revenue Recognition, page F-11
18.	We note your policy disclosure describing that revenue is recognised when title and risk have passed to the customer, although you do not describe the types of contractual arrangements you have with your customers. Your disclosures also suggest some variability might accompany the terms under which you sell your product, although we note you indicate it can be reliably measured. It appears you should expand your disclosures to clearly describe your contractual arrangements regarding delivery terms, pricing terms and when title conveys. Additionally identify any estimates used in recognising revenue along with any underlying assumptions. Finally, indicate whether or not your sales arrangements contain any provision pricing. For US GAAP refer also to SAB Topic 13 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights (http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf).
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Mr H Roger Schwall
3 November 2005
Response:
We propose to expand our disclosure on Revenue Recognition (page F-11) as follows:
The Company’s revenue comes from the sale of refined gold in the international market. Generally, gold doré bars are sent to a refiner to produce bullion that meets the required market standard of 99.95% pure gold. Under the terms of refining agreements, the gold doré bars are refined for a fee, and the Company’s share of the refined gold is credited to its bullion account or delivered to buyers.
The Company generally sells its gold or doré at a price agreed and fixed during the month in which the gold doré is delivered to the customer. The Company recognizes revenue from the sale when the price is determinable and agreed, the gold doré has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.
Aside from contacts transacted as deliveries into hedge commitments the Company has 4 counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Company no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Company’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.
The Company does not use any estimates nor apply any assumptions in recognising revenue, nor does the Company’s sales arrangements contain any provisional pricing.
Note 15: Income Taxes, page F-22
19.	We note your disclosure appears to indicate you have a deferred tax liability as of December 31, 2002. However, we were unable to locate the presentation of that liability on your balance sheet. Please tell us how you have characterised this liability or why it is inappropriate to include this in your balance sheet presentation.
Response:
There is no deferred tax liability at December 31, 2002. The amount shown relates to the valuation allowance and was inadvertently included and has now been deleted.
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Mr H Roger Schwall
3 November 2005
20.	We note that the significant components of your deferred tax assets and liability are not described for each period presented. Accordingly, please expand your disclosures to provide investors with an understanding of the nature of these assets and liabilities for each period presented.
Response:
We supplementally advise the following:
For IFRS purposes, there was no net deferred tax asset or deferred tax liability recognised in the years December 31, 2003 or December 31, 2002. Accordingly, the requested disclosures are not required under IFRS. However, additional disclosures have been included with the US GAAP reconciliation (see Comment 26).
21.	We note that you did not address the expected impact EITF 04-06 Accounting for Stripping Costs in the Mining Industry will have on future filings. Please expand your disclosures accordingly. See SAB Topic 11M.
Response:
We propose to amend our disclosure in Note 30(xi) (page F-34) as follows:
The effect of complying with EITF 04-06 on the Company is that the opening deferred mining costs on 1 January 2006 will need to be allocated to production and expensed as appropriate to the extent it relates to sold production. The Company is yet to quantify the expected impact on its future filings.
22.	We note that your disclosures indicate differences between IFRS and U.S. GAAP without providing a clear description of the applicable U.S. GAAP which would apply. For example, but without limitation, we note the following:
•	The circumstances under which interest is capitalised for U.S. GAAP purposes is unclear. For example, you refer to an “available interest concept” which may not be understood by U.S. investors.
Response:
We propose to amend our disclosure in Note 30(iii) (page F-32) as follows:
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Mr H Roger Schwall
3 November 2005
Interest capitalization as part of mine properties: Under IFRS, interest incurred on funds that are borrowed specifically for the purpose of obtaining a qualifying asset is capitalized.
Under U.S. GAAP SFAS 34 “Capitalization of Interest Cost”, the amount of interest cost to be capitalized is the portion of interest cost incurred that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not have arisen from borrowings specifically used to acquire the asset.
•	The differences in depreciation methods which you refer to as “two bases of accounting” without further explanation what you mean, and describing the principles that would apply under U.S. GAAP.
Response:
We propose to amend our disclosure in Note 30(iv) (page F-32) as follows:
Depreciation of mine properties: Depreciation expense as calculated under U.S. GAAP differs from depreciation expense as calculated under IFRS due to the difference in the carrying values of mine properties. The carrying value of mine properties as determined under IFRS was US$739 million, US$477 million, and US$454 million as of December 31, 2004, 2003 and 2002, respectively. The carrying value of mine properties as determined under U.S. GAAP was US$464 million, US$408 million, and US$416 million as of December 31, 2004, 2003, and 2002, respectively. The difference in carrying values of mine properties results from the differences between IFRS and U.S. GAAP described in Notes 30(i), 30(ii), 30(iii) and 30(v).
•	The difference in impairment measurement principles and application under U.S. GAAP.
Response:
We propose to amend our disclosure in Note 30(v) (page F-32) as follows:
Impairment: Mine properties: Under IAS 36, the impairment test for determining the recoverable amount of a non-current asset is the higher of net selling price and its value in use. Value in use is the net present value of cash flows expected to be realised from the asset, assessed based on the current condition of the asset. Under IFRS, impairment losses may be reversed in subsequent periods.
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Mr H Roger Schwall
3 November 2005
Under SFAS 144, an impairment loss is recognized if the carrying amount of a long-lived asset (asset group) exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). An impairment loss is measured as the excess of the carrying amount of the long-lived asset (asset group) over its fair value. Fair value has been estimated using present value techniques. Under US GAAP, impairment reversals are not permitted.
As at December 31, 2000 and 1999, the Company recognized impairment losses of US$120.6 million and US$236.8 million, respectively, under IFRS for its mine properties as their carrying values exceeded their value in use determined as the sum of discounted net cash flows expected to be realized from the mine properties based on their current condition.
In the years ended 2004, 2003 and 2002, as a result of significant changes in the critical assumptions used to determine the value in use, including increases in the life of mine and reserves and increases in the estimated long term gold price, the directors resolved to partially reverse the previously recognized impairments, to the value of US$205.7 million, US$31.1 million and US$37.9 million, respectively. In determining the value in use, the Company used the long term gold price assumptions of US$380, US$340 and US$305 for the years ended 2004, 2003 and 2002, respectively, and a pre-tax real discount rate of 7% in each of those years. As a result of the reversals, all the impairments recognized in 2000 and 1999, excluding the amount that would have been depreciated of US$82.7 million, have been reversed for IFRS as the impairment write-back is limited to the amount that would have been the written down value of the assets had there been no impairment.
Under US GAAP, the carrying value of mine properties is compared with the sum of undiscounted cash flows expected to result from the use and eventual disposition of the mine properties. As at December 31, 1999, the sum of expected undiscounted future cash flows exceeded their US GAAP carrying values, accordingly no impairment loss was required under US GAAP. As at December 31, 2000, the undiscounted value of expected future cash flows was less than the US GAAP carrying values of the mine properties indicating the assets were impaired. An impairment loss was calculated as the difference between the US GAAP carrying value and the sum of undiscounted expected future cash flows. An impairment loss of US$339 million was therefore recognized for the year ended December 31, 2000. Under FAS 144, reversal of any previously recognized impairment losses is specifically prohibited.
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Mr H Roger Schwall
3 November 2005
•	We believe you will need to expand your disclosures where significant accounting policies differ to describe, in sufficient detail, the accounting applied under U.S. GAAP.
Response:
We propose to expand our disclosures in Notes 30(vi), 30(vii) and 30(x) (page F-33) to include, in sufficient detail, the accounting applied under US GAAP as follows:
(vi) Impairment: Economic grade stockpile: Under IAS 2, the carrying value of ore stockpiles are assessed each year and carried at the lower of cost and net realisable value. Reductions in the carrying value from cost to net realizable are recognized as an expense in the period incurred through the recognition of impairment provisions. Subsequent increases in net realizable value are recorded through the reversal of previously recognized impairment provisions up to original cost.
Under US GAAP, the economic grade stockpile is carried at the lower of cost or market. Market means current replacement cost, except that market should not exceed net realizable value. Losses are recognized in the period incurred. Under US GAAP, subsequent increases in net realizable value or reversal of previously recognized losses are not permitted.
In prior years and as at 31 December 2003 and 2002, the Company determined that the net realizable value of the economic grade stockpile was zero for IFRS and US GAAP purposes because of the historically low gold prices during the periods of production and due to the long lead time before the stockpiles were expected to be processed.
In 2004, following the improvement in the gold price environment and improvements to the plant and operating conditions, the directors resolved to reverse the previously recognized impairments on the basis that the current estimated net realizable value was higher than zero cost previously recognized under IFRS. The reinstatement to cost resulted in a non-recurring gain of US$90.2 million in 2004. Under, U.S. GAAP, the cost of the existing stockpile at 31 December 2004 continues to be recorded at zero.
(vii) Deferred mining costs: Under both IFRS and U.S. GAAP, the Company defers stripping costs as described in Note 1 (vi). Stripping costs include direct expenditures for stripping, drilling, blasting and related depreciation expense. Until April 17, 2000, all mining operations were outsourced to and provided by a third party. Subsequent to that date, the Company

(21)

Mr H Roger Schwall
3 November 2005
began conducting direct mining operations on its own behalf. As disclosed in the 2003 financial statements, beginning from April 17, 2000 and through 2002, certain of these mining costs were expensed in the income statement in error rather than being included in deferred mining costs pursuant to the Company’s accounting policy. In 2003, the error was identified and the Company restated its previously issued 2002 US GAAP reconciliations to include the deferral of the above mentioned direct costs incorrectly expensed.

Under IFRS, the financial statements were not restated because the correction of this error would not have an impact on net income or shareholders’ equity as at and for the year ended December 31, 2002 because any additional mining costs capitalized in 2002 would have resulted in a corresponding reduction in the reversal of the impairment loss recognized in that year.

(x) Deferred income taxes: The accounting for deferred income taxes under IFRS and US GAAP is substantially consistent, except for the accounting for valuation allowances. Under IFRS, deferred tax assets are not recognized unless realization of the deferred tax assets is probable. Under U.S. GAAP, deferred tax assets are recognized and then are subject to a valuation allowance unless realization of the deferred tax assets is considered more likely than not (greater than 50% likelihood of realization). The value of net deferred tax assets under IFRS and US GAAP may differ due to the difference between “probable” and “greater than not” definitions.

As at December 31, 2004, the Company determined that, based on the weight of available evidence including increased long term gold price, improved operating conditions and plans and three years of cumulative book earnings under both IFRS and US GAAP, that the valuation allowances provided against deferred tax assets (temporary differences, tax credits and incentives and tax loss carryforwards) should be reversed because realization of the deferred tax assets was more likely than not. The difference in the deferred tax amounts as recognized under IFRS and US GAAP is as a result of the GAAP differences described above.

23.	Please describe to us the error in which you determined capitalisation of deferred stripping costs was appropriate under U.S. GAAP. Although we recognise variations of accounting for deferred costs exists in practice between mining industry participants, it is unclear whether this error was a result of a change in policy or whether you had been following a consistent policy since inception of deferring your stripping costs. In the event this was an error in which previously audited financial statements had been

(22)

Mr H Roger Schwall
3 November 2005
issued we believe you will need to re-label the appropriate column headings and line items as being “restated”.

Response:

We supplementally advise the following:

As noted in the response to question 22 above, the error was not as a result of a change in accounting policy because the Company has been deferring mining costs since inception. The error was as a result of certain mining costs being inadvertently expensed rather than being capitalized in deferred mining costs in accordance with the Company’s accounting policy and past practice. The error occurred as a result of the transition to a direct mining operation rather than having outsourced mining activities. The error was discovered during the preparation of the 2003 financial statements. The Company’s 2003 Form 20-F reflects the restatement of its 2002 U.S. GAAP reconciliations. The error did not result in the restatement of the Company’s IFRS financial statements. The explanation and the restatement adjustments in relation to the above error were included in Note 30(vii) on page F-32 of the Company’s 2003 Form 20-F and accordingly, the columns for 2002 in Note 30 on pages F-34 to F-35 were indicated as “As Restated”. In the financial statements for the year ended December 31, 2004, the same disclosures have not been repeated pursuant to paragraph 37 of APB 20 “Accounting Changes”. We have revised Note 30(v) to provide a more detailed description of the error.

24.	We note that you have not included the required disclosures under SFAS 143 in connection with your long-lived asset retirement obligation. Please expand your disclosures accordingly or tell us why you believe this disclosure would not apply. Refer to paragraph 22 of SFAS 143.

Response:

We supplementally advise the following:

Paragraph 22 of SFAS 143 requires the following disclosures:
a.	A general description of the asset retirement obligations and the associated long-lived assets

b.	The fair value of assets that are legally restricted for purposes of settling assets retirement obligations

c.	A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations showing separately the changes attributable to (1) liabilities

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Mr H Roger Schwall
3 November 2005
incurred in the current period, (2) liabilities settled in the current period, (3) accretion expense, and (4) revisions in estimated cash flows, whenever there is a significant change in one or more of those four components during the reporting period.
The description of the obligation together with the associated assets can be found in Note 1(xi) on page F-9 which would satisfy the disclosure requirement under paragraph 22(a) of SFAS 143. There were no restricted assets as at December 31, 2004, 2003 and 2002 that could only be used to settle any such obligations. The SFAS 143 paragraph 22(b) disclosure requirement is therefore not applicable to the Company. The disclosures required by paragraph 22(c) of SFAS 143 are included in Notes 12 and 14 on pages F-20 and F-21.

25.	We note your reconciliation does not disclosure the accounting principles used to account for other comprehensive income and the components thereof. It appears you should expand your disclosures in this regard and characterise the appropriate unrealised foreign currency translation and derivative adjustments as a component of other comprehensive income. Refer to SFAS 130.

Response:

We supplementally advise the following:

The Company has no foreign operations with a non-US$ functional currency and therefore does not have any foreign currency translation reserve on consolidation. The only component within other comprehensive income under IFRS is the fair value reserves relating to changes in the fair value of derivatives that qualify as cash flow hedges. This has already been included in the reconciliation on page F-36. However, to better clarify the nature of the items included within other comprehensive income, we have amended the presentation in the reconciliation as follows:

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Mr H Roger Schwall
3 November 2005

	2004	2003	2002
	US$’000	US$’000	US$’000
Comprehensive income
Net income under US GAAP	141,614	374	38,625

Other comprehensive income under US GAAP (net of tax)
• Changes in fair value of derivatives that qualify as cash flow hedges	(25,681)	(137,079)	(123,085)
• Change to valuation allowance under US GAAP (ix)	70,076	—	(16,426)
	44,395	(137,079)	(139,511)

Comprehensive income under US GAAP	186,009	(136,705)	(100,886)
26.	To the extent your income tax disclosure under IFRS does not provide the detail disclosure required by SFAS 109 related to your deferred tax assets and liabilities for all periods presented, we believe you will need to expand your U.S. GAAP reconciliation footnote accordingly. In this regard we note that note 15 only appears to disclose the components of your deferred tax asset and liability as of the end of fiscal year 2004.

Response: We propose to amend Note 30 on pages F-35 to F-36 to include the following:

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Mr H Roger Schwall
3 November 2005

	2004	2003	2002
	US$’000	US$’000	US$’000
Non-current assets — Deferred tax assets
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provisions	7,151	4,972	3,280
Depreciation and Impairment	74,293	67,108	93,099
Tax losses	65,945	43,523	33,404
Others	46	4,392	2,366
Amounts recognised directly in equity	70,076	61,109	15,923
Derivatives qualified as cash flow hedges	217,511	181,104	148,072
Non-current liabilities — Deferred tax liabilities
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Deferred mining costs	20,080	9,657	8,737
Prepaid insurance	189	172	86
Consumables	3,965	4,493	4,106
Derivative financial instruments	—	5,404	2,169
	24,234	19,726	15,098

Total Deferred tax assets/(liabilities)	193,277	161,378	132,974
Less: Valuation allowance	—	(161,378)	(132,974)
Net Deferred tax assets/(liabilities)	193,277	—	—
Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities relating to the same income taxes levied by the same tax authority in Papua New Guinea.

(26)

Mr H Roger Schwall
3 November 2005
In accordance with FAS 109 “Accounting for Income Taxes”, a deferred tax asset is recognised in full but this is then reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realised.

	2004	2003	2002
	US$’000	US$’000	US$’000
Movements in valuation allowance:
Opening balance at 1 January	161,378	132,974	116,936
Change during the year	(161,378)	28,404	16,038
Closing balance at 31 December	—	161,378	132,974
Engineering Comments
General
27.	Insert a small-scale map showing the location and access to the property. Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Response:

See response to question 29 below.
Reserves, page 28
28.	The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location,

(27)

Mr H Roger Schwall
3 November 2005
deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

Response:

The calculation of break even cut off grade of 1.45g/t considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modelled costs broken into two periods, the ‘mine and process period’, and ‘stockpile processing period’. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.

Costs have been split by fixed and variable, to allow a more definitive estimate during the two main periods of ‘mine and process period’, and ‘stockpile processing period’. A summary of the major cost comparisons used to calculate break even cut-off grade in December 2004 is included below as Table 1 during the process period. The components of the cut-off grade plus the incurred mining costs are used in the optimization process to determine the ultimate pit limits and economic ore to be mined. Mining costs will vary and are most dependant on material types, blasting characteristics and haulage distances.

Table 1 — Key Cut-off grade inputs for stockpile processing period.

Load and haul $/t — fixed	$1.09
Load and haul $/t — variable	$0.12
Process — Fixed	$5.11

Process — Variable	$4.88
General and Administration	$3.74
Subtotal Costs /t	$14.94
Refining	$0.96
Royalty	2.21%
Gold Price	$380
Resultant Cut-off Grade	1.45	g/t
The application of cut-off (COG) grade in the determination of reserves and optimisation mine schedules is shown in Table 2. It uses pit optimisation software, with cut-off grade optimisation and blending modules. The process uses a strategy of progressive refinement to develop the

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Mr H Roger Schwall
3 November 2005
optimum pit. The final stage of the process for cut-off policies uses a scheduler. This scheduler is a constraint-based scheduling system that maximizes NPV. It is capable of optimizing the mining schedule (including cut-off grade strategy) within specified constraints.
Table 2 — Pit Optimisation Methodology

Stage		Description
0		Import model and optimise without discounting

1		Initial investigation; identify approximate size of pit and pushbacks for simplified case
Schedule pit shells and select pushbacks to maximise NPV

		Features:	Breakeven COG; Zero lag; No stockpiles; No blending;
Auto-pushback chooser; Multiple final pits

2		Assess impact of optimised COG and sensible production schedules
Schedule pits with cutoff grade optimisation and “optimised” lag; select final pit and pushbacks to maximise NPV

		Features:	Optimised COG; “Optimised” lag; With stockpiles; No blending;
Auto-pushback chooser; Multiple final pits

3	Optimised Shell	Assess impact of pushback selection and practical geometry
Phases (from Whittle Four-X)	Examine sensitivity to number of push backs and select “optimum” push backs;
determine stripping targets; assess impact of practical mining width;
export results to Mine Site; review access options, operating width etc

		Features:	Breakeven COG; “Optimised” lag; No stockpiles; No blending;
Auto-pushback chooser; Minimum mining width constraints

4		Assess impact of existing stockpiles on pit NPV
Add existing stockpiles to inventory; adjust mining rate in conjunction with COG optimisation to prevent stripping restriction from distorting COG progression

		Features:	Optimised COG; “Optimised” lag; With stockpiles; No blending;
Push backs and final pit from Stage 3; Refine mining rates

5		Assess impact of blending on pit NPV and optimum pit selection

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Mr H Roger Schwall
3 November 2005

Stage		Description
Run blending module after COG optimisation, then re-run COG optimisation

		Features:	Optimised COG; “Optimised” lag; With stockpiles; With blending;
Push backs and final pit from Stage 3 (review); Mining rates from section 4 (review)

6		Assess impact of pushback designs on pit NPV and optimum pit selection
Run final pushback optimisation from imported interim phase designs

		Features:	Optimised COG; “Optimised” lag; With stockpiles;
Designed push backs; Mining rates from section 4 (review)

7	Designed	Re-assess final pushback using Comet
	Phases	Run schedules using the designed push backs and the final pit from Whittle using the Comet scheduler. Schedules run for a range of final pits to allow confirmation or selection of optimum.

		Features:	Optimised COG; Constraint-based scheduling (Comet); With stockpiles;
Designed push backs; Review mining rate

8		Reconcile designed pit with optimisation pit
Compare the designed pushback reserves with the Whittle push backs.

		Features:	Designed push backs; Optimised shell pushback
Exploration page 30
29. Expand the disclosure concerning the exploration plans for the properties.
•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

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Mr H Roger Schwall
3 November 2005
•	Alternatively, disclose there are no current detailed plans to conduct exploration on the property.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

The following represents our proposed replacement for the existing section on Exploration.

The Luise Caldera is the remnant of a volcano which suffered a seaward collapse of its north-eastern slope. It resembles an elliptical crater which has a generally flat central area surrounded by steep walls. The crater is breached on the seaward side, so the steep walls do not entirely surround the central area. The sudden collapse of the original volcano created conditions favourable for the deposition of gold mineralisation in the central portions of the remaining caldera. Within the Luise Caldera lies all the reported gold reserves on Lihir Island. Any area within this central portion which has not yet been systematically drilled, remains prospective for the discovery of additional gold mineralisation. Below is a summary of recent exploration activities completed within the Luise Caldera. The following graphic shows the land leases (shaded in colours of green and yellow) available to Lihir Gold for exploration activity.

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Mr H Roger Schwall
3 November 2005

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Mr H Roger Schwall
3 November 2005
The Kapit exploration-drilling program continued during 2003, with results confirming and extending the magnitude of the ore body. In total, 52 diamond drill holes for 21,809 metres were completed. Further drilling was undertaken in the area between Kapit and Lienetz, following the discovery of mineralization linking the two ore bodies. The 17 holes for 5,542 metres drilled in the Kapit link zone reinforced the continuity of the ore system in this area. While the grades are relatively low in the shallower areas of the southern end, (thereby limiting the viability of mining the Lienetz and Kapit ore bodies with one pit), mineralization strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne. By December 31, 2003, the limits of the Kapit ore body to the west and south had been defined, while the mineralization remains open to the north and to the east under Luise Harbour. Exploration teams have been active with programs to define the western limits of Lienetz, Kapit and Minifie. Drilling results, while encountering minor vein-style mineralization, have confirmed economic closure of the Lienetz, Minifie, and Kapit ore bodies to the west.
This recent exploration within the Luise Caldera has identified a number of remaining targets which require follow up drilling. The Kapit orebody remains open to the north and east, and the Lienetz and Coastal orebodies remain open along their currently defined seaward limits.
Drilling is scheduled for 2005 in the north Kapit area, in an effort to convert inferred resources currently on the margins of the mine design, into indicated resources. The drilling program for 2005, reduced from previous years’ programs, will look to continue appropriate infill and geotechnical work in the Minifie, Lienetz, and Kapit areas, with an increasing emphasis on improved ore definition and design criteria for mine scheduling purposes. Planned expenditure for 2005 for all drilling within the Luise Caldera is budgeted at US$5.9 million. Actual expenditure for 2004, 2003 and 2002 was US$5.3 million, US$10.5 million and US$9.7 million, respectively.
Exploration is also continuing over other parts of Lihir Island. The Luise Caldera is one of five distinct volcanic remnants which together form Lihir Island. A number of these volcanic remnants display geological similarities to the Luise Caldera, and are therefore considered prospective for gold mineralisation.
Some preliminary stage exploration continues to be undertaken at Ilkot Creek. A program of five diamond drill holes is scheduled in 2005, to investigate the depth extent and

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Mr H Roger Schwall
3 November 2005
continuity of outcropping gold mineralisation defined from previous work. Planned expenditure to complete this program is US$0.4 million.
Exploration programs are planned to fully explore the potential of the remainder of the Island, through a phased program of outcrop mapping, stream sediment and outcrop sampling, soil sampling, and drilling (assuming sufficient encouragement is gained from each phase to justify follow-up investigation). Subject to negotiations for land access, it is anticipated that the whole island will have been mapped and surface sampled within the next five years. Follow up exploration will be dependent upon the results collected from this work. Expenditure for this work is planned to be US$0.2 million per annum over the next 5 years.
Exploration activities will be funded from internal cash flows.
All exploration work is completed under the supervision of Mr. Roy Kidd, who is currently the Chief Geologist for Lihir Management Company. Mr. Kidd is a member of the Australian Institute of Geoscientists, and has over 20 years experience in gold exploration and mining in the Asia-Pacific region and Latin America.
Lihir Gold Limited has protocols in place to monitor QA/QC of all exploration samples collected. Standard Operating Procedures have been developed for every sampling stage, and these are followed by all staff involved in the sampling process. All samples sourced from outside the Luise Caldera are collected under the supervision of qualified staff, and are packaged and dispatched to an independent assay laboratory in Australia for analysis.
All diamond drill core is sampled over 2 meter intervals by cutting and collecting half core. The remaining half core is stored at Lihir Gold Limited’s on-site core shed facility. All drill core is assayed at Lihir’s on-site laboratory. Samples collected from holes drilled outside the Luise Caldera are additionally dispatched to an independent assay laboratory in Australia for analysis. This takes place after the samples have been dried and crushed, and a portion collected for assaying at the on-site laboratory. Lihir Gold Limited’s drill hole sampling and QA/QC program is additionally regularly reviewed and reported upon, by an external, independent, sampling specialist.

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Mr H Roger Schwall
3 November 2005
The on-site assay laboratory routinely achieves accuracies for gold and sulphur of ±2% with a relative precision better than ±10%(2s) for the range of concentrations of economic significance.
The assay laboratory is currently undergoing due process to become internationally accredited. This process requires assessment to ISO17025:1999, general requirements for the competence of calibration and testing laboratories. The assessment is carried out by auditors from PNGLAS, Papua New Guinea Laboratory Accreditation Scheme and NATA, National Association of Testing Authorities, Australia. Registration as an accredited laboratory is expected during the first quarter 2006.
There are both external and internal QA/QC protocols in place to quickly identify potential errors.
Internal QA/QC protocols for geological samples submitted to the laboratory includes blindly submitted blanks, field duplicates and certified reference standards for both mine operations and exploration. The standards submitted through this protocol have been prepared from Lihir’s ore at a NATA accredited reference material producer who certifies the standards through a number of different competent accredited laboratories.
External QA/QC protocols include laboratory participation in international round robins for geological materials, and submission of sub-sample portions to an external laboratory by the Lihir Gold Mine Technical Department with a protocol including blanks, duplicates and certified reference standards.
The assay laboratory also has QA/QC protocols in place from sample preparation, including sizing and duplicates, through to final determinations with blanks, replicates and certified reference standards which are also Lihir matrix-matched. The laboratory is equipped with a computerised Laboratory Information Management System (LIMS). All balances and analysers are connected to this LIMS provide integrity in capturing data, auditing capability and a real-time statistical process control system. The geology QA/QC protocol coupled with the assay laboratory’s own QA/QC protocols provide a double hurdle to ensure consistent quality data is generated and evaluated. The laboratory is audited by external auditors yearly and with registration it will be also be externally audited bi-annually by PNGLAS to maintain accreditation registration.

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Mr H Roger Schwall
3 November 2005
30.	We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Response:

See response to question 29 above.
Conclusion
In responding to the Staff’s comment letter we confirm that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company shall not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir in Papua New Guinea on +675 986-5603 or Facsimile +675 986-4018.
Very Truly Yours
Paul Fulton
Chief Financial Officer
Lihir Gold Limited
Enclosures
CC Burr Henly (Sullivan & Cromwell)

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